[ZixCorp letterhead]
September 27, 2005
Via Facsimile and EDGAR
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Zix Corporation (the “Company”) Registration Statement on Form S-3 filed August 19, 2005 File No. 333-127727 (the “Registration Statement”)
Dear Ms. Jacobs:
     This letter responds to the Staff’s letter of September 8, 2005.
     We have attached a marked copy of a Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above Registration Statement, which the Company filed with the Securities and Exchange Commission via EDGAR today.
     Staff Comment:
     Selling Stockholders
     Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities. We note your footnote stating that James F. O’Brien, Jr. indirectly controls the investment manager of your selling stockholders. Such disclosure, however, does not clearly resolve our disclosure concerns. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

     Company Response:
     The Company has revised the sentence regarding Mr. O’Brien, Jr. to read as follows:
     “James F. O’Brien, Jr. is the managing member of Promethean Investment Group LLC, which is the sole equity holder of Promethean Asset Management, LLC and, accordingly, Mr. O’Brien has sole investment power over the shares beneficially owned by each of HFTP, Gaia and Caerus.”
     Other:
     In addition, per discussions with Daniel Lee of the Staff, the Company has included disclosure in Amendment No. 1 regarding its recent private placement of common stock that is the subject of the Company’s Registration Statement on Form S-3, filed on September 8, 2005 (File No. 333-128186). The Company has also updated the risk factors section.
     Conclusion:
     We hope that the foregoing addresses the Staff’s comments. Please call Ronald Woessner (214-370-2219) or Tanya Foreman (214-370-2223) with any questions you may have about the foregoing.

Very truly yours,
/s/ Tanya G. Foreman

Tanya G. Foreman Associate General Counsel

cc:	Mark P. Shuman, Branch Chief-Legal Daniel Lee
Attachment – Pre-Effective Amendment No. 1